

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2011

Via E-Mail
Mr. Amir Loberman
Chief Financial Officer
D. Medical Industries Ltd.
2 HaSadna Street
Tirat-Carmel 39026, Israel

> **Re:** **D. Medical Industries Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed June 13, 2011**
> **File No. 001-34830**

Dear Mr. Loberman:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Martin James

     Martin James
     Senior Assistant Chief Accountant